FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 516th Meeting of the Board of Directors, August 31, 2011

2.	Summary of Minutes of the 517th Meeting of the Board of Directors, August 31, 2011

3.	Market Announcement — Parati Increases Holding in Redentor to 96.8%, September 30, 2011

4.	Market Announcement — Belo Monte: Cemig in Talks on Acquiring an Interest, October 06, 2011

5.	Summary of Principal Decisions of the 519th Meeting of the Board of Directors, October 06, 2011

6.	Summary of Minutes of the 519th Meeting of the Board of Directors, October 06, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

By:	/s/ Frederico Pacheco de Medeiros
	Name:	Frederico Pacheco de Medeiros
	Title:	Acting Chief Officer for Finance and Investor Relations

Date: October 21, 2011

1.     Summary of Minutes of the 516th Meeting of the Board of Directors, August 31, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 516TH MEETING

Date, time and place:	August 31, 2011 at 9 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Dorothea Fonseca Furquim Werneck;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I           The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II         The Chair reported that the matters on the agenda had been examined by the Committee for Business Development and Corporate Control of Subsidiaries and Affiliates, which had recommended their approval.

III        The Board approved the minutes of this meeting.

IV        The Board authorized:

a)     Signature of a Counter-guarantee Agreement with Light S.A. (Light), to give a counter-guarantee in relation to the personal guarantee to be required of Cemig GT in Credit Line Financing Contract 11.2.0508.1 between Lightger S.A. (Lightger) and the BNDES, in which Light is the consenting party, as guarantor and principal payer.

b)    Signature of Private Loan Agreements with Light and Lightger, for Lightger to be able to honor its commitments up to the month of December 2011.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Luiz Carlos Costeira Urquiza,

Maria Estela Kubitschek Lopes,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Fernando Henrique Schüffner Neto,

Cézar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Leonardo Maurício Colombini Lima,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro.

Secretary:	Anamaria Pugedo Frade Barros.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.     Summary of Minutes of the 517th Meeting of the Board of Directors, August 31, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 517TH MEETING

Date, time and place:	August 31, 2011 at 11 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Dorothea Fonseca Furquim Werneck;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II         The Chair stated that all the matters on the agenda had been examined by Committees of the Board of Directors, and their approval recommended.

III        The Chair stated that, under the Cemig Stockholders’ Agreement, there was a need to decide on the appointment of the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates; and that, as specified in the Company’s Bylaws, the name of this Chief Officer’s Department is now “Business Development”.

She also noted that a change in the Executive Boards of Cemig D and Cemig GT would be necessary only if there is any change in the Executive Board of Cemig.

IV        The Board approved:

a)     The proposal by the board Member Eduardo Borges de Andrade to ratify the election of Mr. Fernando Henrique Schüffner Neto as Chief Officer for Business Development, to serve the same period of office as remains to the other Chief Officers, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2012.

b)    The minutes of this meeting.

V         The Board authorized:

a)     Signature, as consenting party, of the following amendments:

1)     Amendment 3 to the Credit Line Financing Contract between the Brazilian Development Bank (BNDES) and Santo Antônio Energia S.A. (Saesa) (beneficiary), with the following as consenting parties:

Madeira Energia S.A. (Mesa), Odebrecht S.A., Furnas Centrais Elétricas S.A., Construtora Norberto Odebrecht S.A.,	Andrade Gutierrez Participações S.A., Fundo de Investimento em Participações Amazônia Energia, Odebrecht Investimentos em Infra-estrutura Ltda., Centrais Elétricas Brasileiras S.A, and Cemig GT.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)     Amendment 3 to the Onlending Financing Contract in which the beneficiary is Santo Antônio Energia S.A. (Saesa) and the onlending agents are:

Banco Santander (Brasil) S.A. (lead agent), Unibanco (União de Bancos Brasileiros S.A.), BES Investimentos do Brasil S.A. — Banco de Investimento; Banco do Nordeste do Brasil S.A.,	Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal, and Banco da Amazônia S.A.

with the following as consenting parties:

Madeira Energia S.A. (Mesa), Construtora Norberto Odebrecht S.A., Furnas Centrais Elétricas S.A., Odebrecht S.A.,	Andrade Gutierrez Participações S.A., Fundo de Investimento em Participações Amazônia Energia, Odebrecht Investimentos em Infra-estrutura Ltda., Centrais Elétricas Brasileiras S.A. and Cemig GT.

b)

Signature of the First Amendment to the Private Instruments for Constitution of Consortia with Imetame Energia S.A. (present name of Comp. Exploração e Produção de Petróleo e Gás S.A.), Orteng Equipamentos e Sistemas Ltda., Sipet Agropastoril Ltda. and Codemig, the objects of which refer to the concession for oil and natural gas exploration, assessment, development and production in the exploratory risk blocks identified as Blocks SF-T-120 and SF-T-127, in the São Francisco Basin, and POT-T-603, in the Potiguar Basin.

VI

The board oriented the vote by the representative of Cemig at the Extraordinary General Meeting of Stockholders of EATE (Empresa Amazonense de Transmissão de Energia) relating to authorization to participate in Aneel Auction 04/2011 and to constitute a Special-purpose Company in the event that the company is successful in that auction.

VII

The Board ratified the decision by the Extraordinary General Meeting of Stockholders of Transmissora Aliança de Energia Elétrica S.A. (Taesa) which authorized the constitution of a Special-purpose Company, if the company is successful in Aneel Auction 04/2011.

VIII	Comments: The Board Members, the Chief Officer Luiz Fernando Rolla and the Manager João José Magalhães made comments on general matters and business of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

João Camilo Penna,

Luiz Carlos Costeira Urquiza,

Maria Estela Kubitschek Lopes,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Adriano Magalhães Chaves,

Fernando Henrique Schüffner Neto,

Cézar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Leonardo Maurício Colombini Lima,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro.

Chief Officer:	Luiz Fernando Rolla.
Manager:	João José Magalhães.
Secretary:	Anamaria Pugedo Frade Barros.

3.               Market Announcement — Parati Increases Holding in Redentor to 96.8%, September 30, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Parati increases holding in Redentor to 96.8%

Cemig (Compania Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358/02, as amended, and in accordance with its commitment to best corporate governance practices, hereby informs the public as follows:

Following the auction held on the BM&FBovespa on September 27, 2011, to put into effect the public offer by Cemig’s affiliated company Parati S.A. — Participações em Ativos de Energia Elétrica — to acquire shares in Redentor Energia S.A. (registered with the CVM under Nº CVM/SRE/OPA/ALI/2011/004), Parati now owns 96.8% of the total capital of Redentor. The free float of Redentor is now 3,467,599 shares, or 3.20% of the total capital.

Belo Horizonte, September 30, 2011

Luiz Fernando Rolla

Chief Officer for Finance and Investor Relations

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.     Market Announcement — Belo Monte: Cemig in Talks on Acquiring an Interest, October 06, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Belo Monte: Cemig in talks on acquiring an interest

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, as part of its commitment to best corporate governance practices, and in accordance with CVM Instruction 358/02, as amended, hereby informs its stockholders, and the market in general, as follows:

•                  Cemig is in discussions with a view to the possibility of acquiring a minority interest in the Belo Monte Hydroelectric Plant.

•                  The negotiation in progress will be concluded only if the conditions allow for capture of synergy that results in addition of value.

Cemig reiterates its commitment to seek investment opportunities that meet the requirements for profitability established by its stockholders, and to publish all and any significant information, when confirmed.

Belo Horizonte, October 6, 2011

Arlindo Porto Neto

Acting Chief Finance and Investor Relations Officer.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.               Summary of Principal Decisions of the 519th Meeting of the Board of Directors, October 06, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

519TH MEETING, HELD ON OCTOBER 6, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 519th meeting, held on October 6, 2011, the Board of Directors of Companhia Energética de Minas Gerais — Cemig, made the following decisions:

1.                    Supplementation of Operational expenses on Material, services and other items (MSO/2011).

2.                    Signing of partnership arrangements with the Municipal Councils for the Rights of Children and Adolescents / AI6% Program.

3.                    Proposal for change in the Bylaws to alter the attributions of the Chief Counsel.

4.                    Proposal for change in the Bylaws to alter the attributions of the Chief Officer for Institutional Relations and Communication.

5.                    Signing of a mutual cooperation working agreement for secondment of an employee to the State of Minas Gerais.

6.                    Signature of Contract for Use of the Transmission System (CUST) Nº 011/2001, with the National Electricity System Operator (ONS).

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.     Summary of Minutes of the 519th Meeting of the Board of Directors, October 06, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

519TH MEETING

Date, time and place:	October 6, 2011 at 9.30 a.m., at the Company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chair asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II         The Chair reported that all the matters on the agenda had been examined by Committees of the Board of Directors, and their approval recommended.

III        The Board approved:

a)     Supplementation of operational expenses on MSO (Materials, Services and Other items) in 2011, for the Office of Institutional Relations and Communication (DRC) and for replenishment of funds for contingencies. The supplementation of expenses of this resolution, for the purposes of valuation of the Company, does not alter the 2011 Annual Budget, approved by the Board of Directors, under Board Spending Decision (CRCA) 019/2011.

b)    The minutes of this meeting.

IV        The Board authorized signature of Terms of Partnership, with Cemig GT, Cemig D and the Municipal Councils for the Rights of Children and Adolescents, participants in the AI6% Program, for passing through of the donations raised from the employees of Cemig, Cemig D and Cemig GT and payment of a part equal to 1% of the income tax payable by Cemig, Cemig D and Cemig GT, to the Municipal Funds for the Rights of Children and Adolescents, for application in programs and projects developed in the ambit of the Municipality, valid up to August 31, 2012.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V         The Board submitted the following proposal to the Extraordinary General Meeting:

a)     Change to the Company’s Bylaws, to alter the drafting of Sub-item X of Clause 22, to change the attributes of the Chief Counsel; and authorization for the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT, to be held on the same date as the Extraordinary General Meeting of Stockholders of Cemig, for changes in the Bylaws, to vote in favor of this change in the Bylaws of those Companies.

b)    Change to the Company’s Bylaws, to alter the drafting of Sub-item XI of Clause 22, to change the attributes of the Chief Officer for Institutional Relations and Communication; and authorization for the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT, to be held on the same date as the Extraordinary General Meeting of Stockholders of Cemig, for changes in the Bylaws, to vote in favor of this change in the Bylaws of those Companies.

VII      The Board ratified:

a)     Signature, with the State of Minas Gerais, through the office of its Secretary of Government, of the Mutual Cooperation Working Agreement for secondment “ad nutum” of the employee José Edward Vieira Lima, employee number 56611, to work in the State Government’s Press Department  (Segov), for the period from  22-03-2011 to 22-03-2012.

b)    Signature of Contract for Use of the Transmission System (CUST) No. 011/2001, with the National Electricity System Operator (ONS), with the Transmission Concession Holders represented by the ONS and with Companhia Vale do Rio Doce (CVRD) and Companhia de Tecidos Norte de Minas (Coteminas), other members of the Porto Estrela Consortium, to set the terms and conditions regulating the use of the basic transmission network by the Users and administration, by the ONS, of making and settlement of the Charges for Use of the Transmission System (EUST) and execution of the system of guarantees, operating on behalf of the Transmission Concession Holders, to be in effect until the extinction of the Concession of the Users, in the annual amount of the EUST, to be paid by the Users, as established by Aneel.

VIII     Withdrawn from agenda: The item relating to amendments to contract with KPMG Auditores Independentes.

IX        Discussion: Board Members and Mr. Mário Lúcio Braga, manager, made comments on general business and matters of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Fernando Henrique Schüffner Neto,

Arcângelo Eustáquio Torres Queiroz,

Marco Antonio Rodrigues da Cunha,

Lauro Sérgio Vasconcelos David,

Paulo Márcio de Oliveira Monteiro,

Paulo Roberto Reckziegel Guedes,

Paulo Sérgio Machado Ribeiro,

Eduardo Borges de Andrade,

Adriano Magalhães Chaves,

Francelino Pereira dos Santos,

Cezar Manoel de Medeiros,

Guy Maria Villela Paschoal,

João Camilo Penna,

Newton Brandão Ferraz Ramos,

Saulo Alves Pereira Junior,

Antônio Adriano Silva,

Luiz Carlos Costeira Urquiza,

Ricardo Coutinho de Sena,

Tarcísio Augusto Carneiro;

Manager:	Mário Lúcio Braga;
Secretary:	Anamaria Pugedo Frade Barros.